Exhibit 99.1

RECOMMENDATION TO REJECT THE UNSOLICITED
MACKENZIE MINI-TENDER OFFER

If you are considering selling your shares of common stock in Hospitality Investors Trust, Inc. (the “Company”) to MacKenzie Capital Management, L.P. (“MacKenzie”), please read all of the information below and please also consider the information below and enclosed regarding the Company’s concurrent self-tender offer. If not for the MacKenzie offer, the Company would not be making the self-tender offer. The Company has commenced the self-tender offer only to deter MacKenzie and other potential future bidders that may try to exploit the illiquidity of shares of the Company’s common stock and acquire them at prices substantially below their fair value and to provide stockholders who desire immediate liquidity an alternative to the MacKenzie offer.

May 14, 2018

Dear Hospitality Investors Trust Stockholder:

On May 7, 2018, MacKenzie Capital Management, L.P. (“MacKenzie”) advised Hospitality Investors Trust, Inc. (the “Company”) that entities under the control of MacKenzie had commenced a tender offer (the “MacKenzie Offer”) to purchase up to 300,000 shares of the Company’s common stock (“Shares”) at a price of $7.05 per Share in cash. The expiration date of the MacKenzie Offer is June 15, 2018 (unless extended).

Additionally, on May 14, 2018, the Company commenced a self-tender offer (the “Company Offer”) for up to 1,000,000 Shares at a price of $7.05 per Share.

The Company Offer will be paid in cash, less the withholding of any applicable taxes and without interest, as further described in the Offer to Purchase, the Letter of Transmittal and other related materials enclosed herewith and filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2018. Unless extended or withdrawn, the Company Offer will expire at 5:00 p.m., New York City time, on June 29, 2018. Upon expiration, payment for the Shares accepted for purchase in the Company Offer will occur promptly in accordance with applicable law. Questions and requests for assistance or requests for additional copies of the Offer to Purchase, the Letter of Transmittal and other related materials may be directed to the Company by phone at (571) 529-6390 or by mail at 450 Park Avenue, Suite 1400, New York, New York 10022. The Company will promptly furnish to stockholders additional copies of the materials at its own expense. Stockholders may also contact their financial advisor for assistance concerning the Company Offer.

On April 23, 2018, the Company’s board of directors approved an updated estimated net asset value per Share (the “Estimated Per-Share NAV”) equal to $13.87 as of December 31, 2017. The purchase price in the MacKenzie Offer and the purchase price in the Company Offer are 49.2% lower than the Estimated Per-Share NAV and, the Company’s board of directors believes, well below the current and potential long-term value of the Shares. This belief is based on, among other things, the most recent Estimated Per-Share NAV.

The Company’s board of directors and the Company strongly recommend that stockholders DO NOT tender their Shares in the Company Offer or the MacKenzie Offer.

The Company’s board of directors and the Company believe that the MacKenzie Offer represents an opportunistic attempt to purchase Shares at a deeply discounted price and make a profit at the expense of stockholders who tender Shares in the MacKenzie Offer, who will, as a result, be deprived of the potential opportunity to realize the full long-term value of their investment in the Company. In arriving at this recommendation, the Company’s board of directors also considered the following:

•	The purchase price in the MacKenzie Offer is 49.2% lower than Estimated Per-Share NAV.

•	Tendering stockholders whose Shares are accepted for payment will lose the opportunity to participate in any potential future upside and future growth of the Company with respect to such Shares and will lose the right to receive any future distributions or dividends that the Company may declare and pay.

•	MacKenzie acknowledges that the MacKenzie Offer is made with the intention of making a profit and that, in setting the price of $7.05 per Share, MacKenzie is motivated to establish the lowest price which might be acceptable to stockholders.

•	If not for the MacKenzie Offer, the Company would not be making the Company Offer. The Company is making the Company Offer only to deter MacKenzie and other potential future bidders that may try to exploit the illiquidity of Shares and acquire them from the Company’s stockholders at prices substantially below their fair value and to provide stockholders who desire immediate liquidity an alternative to the MacKenzie Offer. The Company Offer is in no way intended to suggest that $7.05 per Share is the fair value of Shares.

Please be aware that MacKenzie is in no way affiliated with the Company.

The Company urges stockholders to consult their financial advisor and exercise caution with respect to the MacKenzie Offer and other mini-tender offers. Mini-tender offers are offers to purchase less than 5% of a company’s outstanding shares. The SEC has cautioned investors about offers of this nature. Additional information about mini-tender offers is available on the SEC’s website at www.sec.gov/investor/pubs/minitend.htm.

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To decline the MacKenzie Offer, stockholders should simply ignore it. Stockholders do not need to respond to the MacKenzie Offer. Stockholders may not tender the same Shares in the Company Offer and the MacKenzie Offer. If you have tendered any Shares in the MacKenzie Offer and wish to tender those Shares in the Company Offer instead, you must withdraw those Shares from the MacKenzie Offer in accordance with the terms of offer materials you should expect to receive from MacKenzie, if you have not received them already, in order to properly tender your Shares in the Company Offer. Please review any materials you receive in the mail carefully to ensure that you are tendering your Shares in the offer of your choice. Any questions you may have may be directed to the Company by phone at (571) 529-6390. Stockholders may also contact their financial advisor for assistance.

The procedures required to tender your Shares in the Company Offer depend on how you hold your Shares.

If your Shares are registered in your name (for example, you are an individual who is the record and beneficial owner of the Shares) and you would like to tender all or a portion of your Shares, you must properly complete and sign a Letter of Transmittal and deliver it to Computershare Trust Company, N.A. and Computershare Inc. (collectively, “Computershare”), the Depositary for the Offer (the “Depositary”).

If you hold your Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company, custodian or other nominee and you are not the holder of record on the Company’s books, you must contact your broker, dealer, commercial bank, trust company, custodian or other nominee and comply with their policies and procedures and provide them with any necessary paperwork in order to have them tender your Shares. STOCKHOLDERS HOLDING THEIR SHARES THROUGH A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY, CUSTODIAN (SUCH AS AN IRA ACCOUNT) OR OTHER NOMINEE MUST NOT DELIVER A LETTER OF TRANSMITTAL DIRECTLY TO THE DEPOSITARY (COMPUTERSHARE). The broker, dealer, commercial bank, trust company, custodian or other nominee holding your Shares must submit the Letter of Transmittal that pertains to your Shares to the Depositary (Computershare) on your behalf. Such stockholders are urged to consult such broker, dealer, commercial bank, trust company, custodian or other nominee as soon as possible if they wish to tender Shares.

See the Offer to Purchase for further details as to the appropriate procedures required to tender your Shares.

The Company’s board of directors acknowledges that each stockholder must evaluate whether to tender his, her or its Shares in either the Company Offer or the MacKenzie Offer and that an individual stockholder may determine to tender based on, among other things, his, her or its individual liquidity needs. In addition, the Company’s board of directors believes that in making a decision as to whether to tender Shares in either in either this Offer or the MacKenzie Offer, each stockholder should keep in mind that (a) there can be no assurance that the Company will reinstate a share repurchase program, on the same terms as the Company’s prior share repurchase program, which was terminated effective April 2017, or on other terms, (b) the Company has the right to amend, extend or, upon certain specified conditions, terminate the Company Offer, and (c) there can be no assurance as to when or if the Company will ultimately achieve a liquidity event and as to the terms of any such liquidity event.

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Each stockholder must make his, her or its own decision whether to tender Shares and how many Shares to tender. In doing so, the Company encourages you to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials enclosed herewith. To request additional copies of these materials, or any other assistance, you should contact the Company by phone at (571) 529-6390 or by mail at 450 Park Avenue, Suite 1400, New York, New York 10022. You are urged to discuss your decision with your tax advisor, financial advisor and/or custodian.

Sincerely,

/s/ Jonathan P. Mehlman
Jonathan P. Mehlman
Chief Executive Officer and President

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Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the federal securities laws. All statements, other than statements of historical facts included in this letter, including statements concerning the Company’s plans, objectives, goals, beliefs, business strategies, future events, business conditions, the Company’s results of operations, financial position and the Company’s business outlook, business trends and other information are forward-looking statements. When used in this letter, the words “estimate”, “anticipate”, “expect”, “believe”, “intend”, “may”, “will”, “should”, “seek”, “approximately” or “plan”, or the negative of these words and phrases, or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters are intended to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions of management.

Forward-looking statements are not historical facts, and are based upon the Company’s current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond the Company’s control. The Company’s expectations, beliefs, estimates and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. There are a number of risks, uncertainties and other important factors, many of which are beyond the Company’s control, that could cause the Company’s actual results to differ materially from the forward-looking statements contained in this letter. Such risks, uncertainties and other important factors include, among others, the risks and uncertainties described under the Risk Factors included in the Company’s most recent Annual Report on Form 10-K, as updated by any subsequent Quarterly Report on Form 10-Q, in each case as filed with the SEC. The Company cautions you not to place undue reliance on any forward-looking statements, which are made as of the date of this letter. The Company undertakes no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If the Company updates one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements.

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